James Hardie Industries NV

The liability of members is limited Incorporated in The Netherlands

4th floor, Atrium Unit 04-07 Strawinskylaan 3077 1077 ZX Amsterdam The Netherlands

Telephone: 31 20 301 6748 Facsimile: 31 20 404 2544

March 31, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
Attention: Pamela A. Long

Re:	James Hardie Industries N.V. File No. 001-15240 Form 20-F for the fiscal year ended March 31, 2004 Form 6-K filed December 15, 2004 Form 6-K filed December 21, 2004 Form 6-K filed February 18, 2005

Dear Ms. Long:

     The Staff provided supplemental comments, by letter dated March 17, 2005 (the “Comment Letter”), regarding the following filings of James Hardie Industries N.V. (“JHI NV,” and together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” and together with its current wholly owned subsidiaries, the “Company”): Form 20-F for the fiscal year ended March 31, 2004; Form 6-K filed December 15, 2004; Form 6-K filed December 21, 2004; and Form 6-K filed February 18, 2005.

Securities and Exchange Commission
March 31, 2005

     The following responses to your comments have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter. For your convenience in reviewing the responses, each comment has been set forth immediately prior to the response. Unless otherwise noted, page numbers included herein refer to the Company’s Form 20-F for its fiscal year ended March 31, 2004. Courtesy copies of this letter are being delivered to Rufus Decker, Andrew Schoeffler and Scott Watkinson.

     Unless the context otherwise requires, terms used in this letter and defined in our letter of March 7, 2005 have the meanings given in that letter. A reference to the “Original Comment Letter” is a reference to the letter received from the Staff on February 3, 2005, and a reference to the “Response Letter” is a reference to our letter dated March 7, 2005.

FORM 20-F FOR THE FISCAL YEAR ENDED MARCH 31, 2004

The government of the State of New South Wales has announced . . . , page 7

1.	We note your response to our prior comment 4. Please explain why the risk described under this subheading is a material risk to your company if you do not believe that the rescission of the cancellation of your partly-paid shares would result in your company being exposed to material liability.

The purpose of the risk factor is to identify the risk that, if negotiations with the New South Wales Government (the “NSW Government”) are not successful in establishing in a long term funding agreement in relation to the asbestos-related personal injury and death claims of Amaca and Amaba, and potentially ABN 60, the NSW Government has indicated that it may introduce legislation seeking to reverse certain aspects of the transactions by which those former subsidiaries were separated from the James Hardie Group. The NSW Government has indicated that, in such circumstances, the potential rescission of the cancellation of the partly-paid shares may be targeted. Comment 4 of the Original Comment Letter asked about the potential impact of such a step. In our Response Letter, we clarified that the Company does not believe that such rescission, even if effective, would expose the Company to material liability for the reasons set out more fully in the Response Letter.

However, the precise impact of any potential legislation cannot be assessed until its proposed terms are known in further detail. At present, no details are known and we expect that no further details will be known unless negotiations surrounding the Principal Agreement fail. It is conceivable that such legislation could go further than simply rescinding the partly-paid shares, and that such further scope of legislation could have a material adverse impact on the Company.

In future filings, we will revise this risk factor to clarify the potential risk.

Securities and Exchange Commission
March 31, 2005

Results of Operations, page 41

2.	We have reviewed your response to comment 15. We note that you do not believe you are currently obligated to pay any material amounts as a result of asbestos-related liabilities. However, we also note that the first principle underlying the Heads of Agreement you signed in December 2004 is that “James Hardie will provide funding on a long-term basis to a [fund] which will be applied to paying proven claims now and into the future, and in dealing with claims.” Despite the fact that the Heads of Agreement are an agreement in principle, it appears that your assumption of the asbestos-related obligation is at least reasonably possible and that you “may be obligated to pay material amounts” as a result. Accordingly, we believe an understanding of the asbestos claims activity to date is necessary for readers to evaluate the potential impact of your voluntary funding proposal and the Heads of Agreement. Please revise your disclosure accordingly.

Because the potential initial and ongoing payments to be made to a special purpose fund (the “SPF”) are expected to be made based upon the provisions of the Heads of Agreement, which includes, among other matters, limitations on payments that would be required to be made within any one year, we do not believe that past claims history will be representative of, or are useful to the reader to evaluate, the potential impact of the Company’s voluntary funding proposal. Additionally, under the Heads of Agreement, the level of payments will be affected by the cash and financial position of Amaca, Amaba and ABN 60 (together, the “Liable Entities”) and the SPF to meet asbestos-related personal injury or death claims (the “Claims”) from time to time. In addition, the records for Claims and Claims activity since February 2001 are not under the Company’s control and are entirely owned and maintained by the Medical Research and Compensation Foundation (the “Foundation”). Instead, we believe that a description of the terms of the Heads of Agreement would be more useful to readers to evaluate the potential impact of the Company’s voluntary funding proposal rather than providing information on the historical position of the Liable Entities. Accordingly, we propose to include the discussion set forth below in future filings. Comparable disclosure was included in our unaudited financial statements for the three and nine months ended December 31, 2004. Such disclosure would be modified from time to time as the Company’s situation changes.

Heads of Agreement

On December 21, 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the New South Wales Government (the “NSW Government”), the

Securities and Exchange Commission
March 31, 2005

Australian Council of Trade Unions (the “ACTU”), the UnionsNSW (formerly known as the Labor Council of New South Wales), and the representatives of the asbestos claimants (together, the “Representatives”) which is expected to form the basis of a proposed binding agreement (the “Principal Agreement”) to establish and fund the SPF to provide funding on a long-term basis for Claims against the Liable Entities. The Company is currently in negotiations as to the Principal Agreement. The principles set out in the Heads of Agreement include:

•	the establishment of the SPF to compensate asbestos victims;

•	initial funding of the SPF by the Company on the basis of a November 2004 KPMG actuaries’ report. That report provided a net present value central estimate of A$1.5 billion (US$1.03 billion) for all present and future Claims at June 30, 2004. At December 21, 2004, the initial funding for the first three years was expected to be A$239 million (based on KPMG’s estimate of liabilities as of June 30, 2004) less the assets to be contributed by the Foundation which were expected to be approximately A$125 million. The report is currently publicly available and can be accessed at the Special Commission of Inquiry’s website at http://www.lawlink.nsw.gov.au/Lawlink/Corporate/ll_corporate.nsf/pages /MRCF_index. The actuarial assessment is to be updated annually;

•	a two year rolling cash buffer in the SPF and an annual contribution in advance based on actuarial assessments of expected Claims for the next three years, revised annually;

•	a cap on the annual payments made by the Company to the SPF, initially set at 35% of the Company’s annual net operating cash flow (defined as cash from operations in accordance with U.S. GAAP) for the immediately preceding year, with provisions for the percentage to decline over time depending upon the Company’s financial performance and Claims outlook; and

•	no cap on individual payments to claimants.

Securities and Exchange Commission
March 31, 2005

The Heads of Agreement is expected to form the basis of a Principal Agreement to be reached between the Company, the NSW Government, the trustee of the SPF, and the entity which will undertake the primary obligation to meet the funding payment under that agreement (the “Performing Subsidiary”). The Principal Agreement will require the support and approval of the Company’s Board of Directors, lenders and shareholders. The Principal Agreement will be a legally binding agreement.

The Principal Agreement will be subject to a number of conditions precedent, including the approval of the Company’s Board of Directors, shareholders and lenders, and the adoption by the NSW Government of reforms following the review of legal and administrative costs in dust diseases compensation, which was announced on November 18, 2004 and reported on to the NSW Government on March 8, 2005. A number of elements of that review are yet to be completed, and once complete, the review recommendations will need to be enacted into legislation in New South Wales as one of the conditions precedent to future obligations under the Principal Agreement.

As noted above, the NSW Government has been conducting a review of legal and administrative costs in dust diseases compensation in New South Wales. The intention of this review has been primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims in New South Wales. The initial review report was delivered to the NSW Government March 8, 2005. A number of important elements of that review remain outstanding. These include the release of draft legislation and regulations for public comment, the finalization of the legislation and regulation, the passing of legislation by the New South Wales Parliament, and the making of the regulations by the NSW Government.

The timing and potential execution of the Principal Agreement will depend in large part on the timing of completion of the NSW Government review of legal and administrative costs and proposed reforms in dust diseases compensation, successful negotiations with the relevant parties, and the approval of the agreement by the Company’s Board of Directors, lenders and shareholders. It is currently expected that the Principal Agreement would, subject to agreement on detailed terms, be executed in or around the middle

Securities and Exchange Commission
March 31, 2005

of calendar year 2005 (although the timing is uncertain as to the various conditions that need to be satisfied), and would be expected to commence operation (subject to satisfaction of the conditions precedent set out in that agreement) late August/early September 2005.

If an agreement is reached with the NSW Government and is approved by the Company’s Board of Directors, lenders and shareholders, the Company may be required to make a substantial provision in its financial statements at a later date, and it is possible that the Company may need to seek additional borrowing facilities. Additionally, it is possible that any future resolution of this issue may result in the Company having negative shareholders’ equity, which may restrict its ability to pay dividends to its shareholders. If the terms of a future resolution involve the Company making payments, either on an annual or other basis, pursuant to a statutory scheme or other form of arrangement, the Company’s financial position, results of operations and cash flows could be materially adversely affected.

Environmental, page F-21 and Legal, page F-21

3.	We have reviewed your response to comment 43. We assume your reference to legal costs related to the SCI report as being “unable to be determined at this time” refers to an inability on your part to estimate the amount of the loss rather than an inability to assess the contingency using the terms of paragraph 3 of SFAS 5. If you are unable to estimate the reasonably possible loss, revise to disclose that such losses are reasonably possible but cannot be estimated as required by paragraph 10 of SFAS 5. Alternatively, if you are unable to assess the contingency using the terms of paragraph 3, absent an assessment that such losses are remote, they are at least reasonably possible. If they are reasonably possible, you should revise your disclosure to state that they are and provide an estimate in accordance with paragraph 10.

We will revise future filings to read as follows:

The Company believes that future legal costs related to the Company’s negotiations toward a settlement agreement are reasonably possible, but the amount of such costs cannot be estimated at this time. The Company does not expect any additional legal costs to be incurred in connection with the SCI.

Securities and Exchange Commission
March 31, 2005

Amaca Pty Ltd. Amaba Pty Ltd and ABN 60, page F-21

4.	We are still evaluating your response to comment 44. We may have further comment.

5.	We have reviewed your response to comment 45. As previously requested please supplementally provide us with the activity related to the numbers of open cases, new cases, and closed cases during each of the past five years and the average settlement per case closed.

Please see our supplemental response.

Special Commission of Inquiry, page F-22

6.	We have reviewed your response to comment 47. Please revise the fourth full paragraph on page F-23 to specify the undiscounted amount of the shortfall. Please note that discounting is generally appropriate when the aggregate amount of the liability and the amount and timing of the cash payments are fixed or reliably determinable. This does not appear to be the case with the amount of the shortfall, particularly in light of your response to comment 50.

We will insert the following sentence into this paragraph in future filings:

As of June 30, 2003, the undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba, as determined by KPMG Actuaries Pty Ltd, was approximately A$3.403 billion (US$2.272 billion).

7.	We have reviewed your response to comment 49. Please note that footnote 22 to paragraph 35 of FASB Concept Statement 6 clarifies that the meaning of obligations in the definition [of a liability] is broader than legal obligations. It is used with its usual general meaning to refer to duties imposed legally or socially; to that which one is bound to do by contract, promise, moral responsibility, and so forth. It includes equitable and constructive obligations as well as legal obligations.” The factors you describe in your response to comment 49 appear to describe an obligation as defined in the Concept Statement. We note you refer to entering discussions with the aim of honoring your “moral” obligation in 49(h), in addition to the factors discussed in 49(d).

Accordingly, our focus is on the probability that you will fund asbestos claims rather than on the exact nature of the underlying obligation. In your press release dated December 21, 2004, Chairwoman Hellicar is quoted as saying that the Heads of Agreement “is expected to provide claimants and their families

Securities and Exchange Commission
March 31, 2005

with assurance that their claims will be met...” and that “[y]our commitment reflects the fact...that James Hardie did not restructure its affairs...to avoid liability for asbestos claims.” A February 14, 2005 press release discloses that your Board of Directors believes it would be inappropriate to declare an interim dividend due to the future funding requirements for asbestos claims. These factors appear to indicate both that a future sacrifice of economic benefits related to your past activities is anticipated, and that your obligation to fund the claims, which prior to your restructuring included a legal component, continues despite the elimination of the legally binding element.

Furthermore, given the possibility of retroactive legislation discussed in your response to comment 4 and elsewhere, it is unclear whether the legally binding component of your obligation would be restored were you to resist the asbestos liability. In this regard, we note the statements of the NSW Premier, the Australian Attorney-General, and the Ministerial Council for Corporations in favor of legislative intervention to restore the legally binding nature of your obligation. We also note that the Australian Federal Government passed to the James Hardie Act of 2004 to abrogate the professional privilege that would otherwise attach to documents relevant to matters under investigation by the Australian Securities and Investments Commission.

Please provide us with additional information to help us understand why you do not consider it probable that you will fund the claims of asbestos disease sufferers and their families.

The Company believes that the determination of whether a contingent liability is probable is a judgment made by the Company based upon various qualitative factors. In addition to the information submitted in our previous response, the information below describes the process undertaken by the Company in reaching its judgment that it was not probable that a liability existed as of November 22, 2004.

It is important to note that this judgment was made as of November 22, 2004, the date of the filing of the Form 20-F. The following summarizes the Company’s current position (as of March 2005) in relation to the probability of the Company or its current subsidiaries funding asbestos-related personal injury and death claims of any of the Liable Entities:

•	We anticipate that the Company will sign the Principal Agreement with the NSW Government if a binding form of the agreement can be reached between the parties. However, there remains significant uncertainty as to whether that result will be achieved. The negotiations surrounding the agreement have revealed a number of material commercial issues which

Securities and Exchange Commission
March 31, 2005

remain to be resolved. Because the resolution of such issues is not solely within the control of the Company, the Company is not able to determine the likelihood of these issues being addressed. In particular, the parties are seeking to deal with issues not fully addressed in the non-binding agreement, or which were identified in the agreement as needing to be dealt with at the Principal Agreement stage. Both parties are currently demonstrating goodwill in seeking to resolve the open issues constructively, however, at present, there remain some material divergences of positions, which, again, are of a material and potentially fundamental nature.

•	Further, even if the Principal Agreement is signed, the funding obligations under the Principal Agreement are subject to a number of conditions precedent, the fulfillment of which we are unable to predict at this time. Those conditions were disclosed in our response to comment 14 of our Response Letter. For example, a significant condition precedent is the approval by the Company’s shareholders of the Company’s conditional entry into and implementation of the Principal Agreement.

•	In some cases, the conditions precedent are subject to obtaining clearances or confirmations from third parties (such as in relation to lender’s consents for the funding arrangements), and the responses of third parties in many of these cases remain outstanding and uncertain.

Additionally, the Company had numerous lengthy discussions with its outside legal counsel, independent auditors, audit committee and Board of Directors. After weighing all of these discussions and assessing all of the factors and having regard to the advice thereon, the Company determined that it was not probable that payments would be made. The Company’s position in relation to probability is that, at November 22, 2004, payments were not regarded as probable.

As a result of all of these uncertainties, as of November 22, 2004, the Company could not predict with any certainty either the probability or the timing of implementing the funding arrangements contemplated by the Heads of Agreement.

Securities and Exchange Commission
March 31, 2005

8.	We have reviewed your response to comment 50.

(a)	The existence of various estimates and actuarial studies of the aggregate claims appears to argue against your conclusion that the potential asbestos-related liability is not estimable. Please tell us what estimates other than the KPMG analysis you commissioned to estimate the potential liability as of June 30, 2004. Please also tell us why it is not reasonably possible to choose between them or to rely on the KPMG report as an estimate as of that date, particularly given that the initial funding under the Heads of Agreement is to be based on the KPMG report. Please also tell us who you have commissioned to perform the updated actuarial study referred to in your response to comment 60.

There were no estimates other than the KPMG analysis commissioned by the Company to estimate the potential Claims of the Liable Entities as of June 30, 2004.

As of November 22, 2004, it was not possible to use KPMG’s estimate at that date for the liability of Claims for the Liable Entities as a reliable estimate of the future liability of JHI NV and its subsidiaries to the SPF. Those liabilities are based on the cash flow cap and other arrangements set out in the Principal Agreement. In addition, as of November 22, 2004, those arrangements and limitations were still being negotiated. And, at that time, as previously disclosed, it was not possible to determine with any certainty as to whether an agreement would be reached. Further, the concept of basing the initial funding on the KPMG report had not been agreed to by the Company as of November 22, 2004 and this principle was only agreed to upon the Company entering into the Heads of Agreement on December 21, 2004.

We have commissioned KPMG to perform an updated actuarial study as of March 31, 2005. We expect to release the results of the study in mid-May 2005.

Securities and Exchange Commission
March 31, 2005

(b)	In the government sponsored negotiations to date, please tell us whether any parties other than Amaca, Amaba, ABN 60, or you have been discussed as potentially satisfying any portion of the asbestos-related shortfall. Please also tell us whether any other potentially responsible party outside the group of present and former James Hardie companies has participated in the negotiations to date or in the discussions leading to the Heads of Agreement. If there are no other potentially responsible parties, please provide us with additional information to help us understand why you believe there is an allocation problem preventing an approximate calculation of the portion of the shortfall for which you will ultimately be responsible.

Please also note that the gestation period for asbestos-related injuries is not generally considered to be a bar to the estimation of unreported claims.

There have been no parties other than the Amaca, Amaba, ABN 60, the Foundation, ABN 60 Foundation, JHI NV and the JHI NV subsidiaries nominated to provide funding payments to the SPF.

No party other than the Company has participated in the negotiations to date on the basis that it is proposed that the Company and its subsidiaries would become responsible for providing funding for asbestos-related personal injury and death claims.

A significant aspect of the current NSW Government review of legal and administrative costs is concerned with methods of reducing legal costs where there are multiple defendants to an asbestos-related personal injury or death claim. This is part of the reform which has been agreed is necessary in order for the Company to accept binding funding obligations under the Principal Agreement. Nonetheless, it is not proposed that co-defendants will become part of the arrangements by which Claims against any of the Liable Entities would be funded. Where any of those entities are one of multiple defendants to a successful Claim, those entities will continue to be required to meet only that portion of the Claim which they are adjudged to be responsible.

Therefore, there is no “allocation problem” as referred to in the above comment.

Securities and Exchange Commission
March 31, 2005

(c)	It appears that the primary assumptions driving the estimation of the ultimate liability would be factors such as those you discussed in your response to comment 48. It is unclear how the lack of an upper limit to the demands made against you by the ACTU and UnionsNSW would prevent the estimation of a potential loss based on the number of claims, average cost per claim, inflation, settlement rate, and similar factors. Please advise or revise.

Disclosing the lack of an upper limit to the demands made against the Company by the ACTU and UnionsNSW was not solely intended to mean that that a potential provision was not estimable. It was also intended to highlight that there was significant disagreement at the time between the Company, the ACTU and UnionsNSW as to how a potential funding mechanism might operate. The Company viewed the lack of an upper limit as one of many significant hurdles that need to be resolved prior to any agreement being achieved. The lack of an upper limit also highlights the wide range of potential outcomes that existed at the time, none of which were more likely than any other outcome to occur based on the high degree of uncertainty that existed at the time.

(d)	Please refer to our comments regarding probability related to your response to comment 49.

The Company believes that, even if a contingent liability were probable in accordance with either SFAS 5 or FASB Concept 6, this would not change the Company’s belief that any provision was not estimable as at the date of filing the Form 20-F, primarily due to the level of uncertainty of a large number of variables relevant to any determination or estimate of such a provision. The Company believes that any provision that may have been recorded would have had such a high degree of uncertainty that an estimate would be misleading, and that the inclusion of such an estimate would have impaired the integrity of the Company’s financial statements.

ABN 60 Indemnity, page F-26

9.	We have reviewed your response to comments 51 and 52. Please revise your discussion of the indemnity and the interim funding agreement to provide the disclosures required by paragraph 13(b) of FIN 45.

We will provide the following disclosure in future filings:

With regard to the ABN 60 indemnity, there is no maximum value or limit on the amount of payments that may be required. As such, the Company is unable to disclose a maximum amount that could

Securities and Exchange Commission
March 31, 2005

be required to be paid. The Company believes, however, that the expected value of any potential future payments resulting from the ABN 60 indemnity is zero and that the likelihood of any payment being required under this indemnity is remote.

With regard to the interim funding agreement, there is no maximum value or limit on the amount of payments that may be required. As such, the Company is unable to disclose a maximum amount that could be required to be paid. However, the Company believes that the expected value of any potential payments resulting from this offer of interim funding is zero because the offer was expressed to apply for a period of up to six months from December 2004, and would only be available if the Foundation’s funds were exhausted within that period. We believe there is no likely prospect this will occur, in light of the existing cash position of the Foundation, including its receipt of approximately A$88.5 million from ABN 60 in December 2004 and its current and historical rate of expenditure of funds.

Note 15 – Other Operating (Expense) Income, page F-28

10.	We have reviewed your response to comment 54. Please supplementally provide us with a rollforward of claims outstanding for each period presented through the most recent practicable date. The rollforward should include the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period. In addition, please supplementally tell us the average settlement amount per claim.

We will provide this information supplementally.

Note 17 Discontinued Operations, page F-33

ABN 60, page F-35

11.	As previously requested in comment 57, please supplementally tell us whether the indemnity to the ABN 60 Foundation is limited to claims related to periods prior to the disposal of ABN 60.

We have again provided this information supplementally.

Securities and Exchange Commission
March 31, 2005

FORM 6-K FILED FEBRUARY 18, 2005

Exhibit 99.1

12.	Your statement that “excluding [SCI investigation] costs, the 3rd quarter operating profit from continuing operations was 11% higher, at US$31.5 million” is not consistent with our understanding. It appears that adding back the $15.9 million in SCI costs from 3rd quarter operating profit from continuing operations of $19.8 million would increase that measure by 80% to $35.7 million. Please advise or revise.

Our statement that “excluding SCI investigation costs, the 3rd quarter operating profit from continuing operations was 11% higher, at US$31.5 million” is correct. The difference between the Staff’s calculation and our calculation is due to the inclusion of the pro forma tax effect of $4.2 million calculated on the basis on what our tax rate for the year (applied on an interim basis) would be if we did not forecast (and incur) any SCI costs and related deductibility issues. In future filings, we will provide more detail to ensure that this figure can be more easily calculated and reconciled.

     If you have any questions regarding the responses to your comments or any other matter, please contact me at 31 20 301 6748 or Mark Shurtleff at 949 451 3802.

Very truly yours,

/s/ Benjamin Butterfield

Benjamin Butterfield
General Counsel

cc:	James Hardie Industries N.V.
Louis Gries, Chief Executive Officer
Russell Chenu, Chief Financial Officer
Meredith Hellicar, Chairman of the Board of Directors
Michael Brown, Chairman of the Audit Committee
Scott Barnett, Corporate Financial Controller

Securities and Exchange Commission Rufus Decker Andrew Schoeffler Scott Watkinson

PricewaterhouseCoopers LLP Ronald Bartlett

Gibson, Dunn & Crutcher LLP Mark Shurtleff Eric Nelson